Exhibit 22.1

List of Issuer and Guarantor Subsidiaries

As of March 31, 2020, the following subsidiaries of the Registrant guarantee the Registrant’s 8.25% Senior Notes due October 15, 2024 (the “Notes”):

Entity Name	Entity Type	Domestic Jurisdiction	Notes
Donnelley Financial Solutions, Inc.	Corporation	Delaware	Issuer
DFS International Holdings, Inc.	Corporation	Delaware	Guarantor
Donnelley Financial, LLC	Limited Liability Company	Delaware	Guarantor